SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SharpSpring, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

820054104
(CUSIP Number)

Corona Park Investment Partners, LLC 299 Park Avenue South, Suite 90959 New York, New York 10003 Attention: Daniel Allen
(Name, address and telephone number of person authorized to receive notices and communications)

March 28, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☑

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS SHSP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	1,066,667 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0 shares of Common Stock
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,066,667 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,667 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.21% (based on 8,445,016 shares of the issuer’s common stock outstanding as of March 9, 2018, as disclosed in the issuer’s Annual Report on Form 10-K for the period ended December 31, 2017 filed on March 15, 2018.)

14	TYPE OF REPORTING PERSON OO (LLC)

  (1) Consists of 1,066,667 shares of common stock issuable upon conversion of a convertible note held directly by SHSP Holdings, LLC that is convertible within 60 days of the date hereof.

1	NAME OF REPORTING PERSONS Evercel, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	519,000 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0 shares of Common Stock
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	519,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,000 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.15% (based on 8,445,016 shares of the issuer’s common stock outstanding as of March 9, 2018, as disclosed in the issuer’s Annual Report on Form 10-K for the period ended December 31, 2017 filed on March 15, 2018.)

14	TYPE OF REPORTING PERSON CO

(1) Consists of 519,000 shares of common stock held directly by Evercel Holdings LLC, a subsidiary of Evercel, Inc.

1	NAME OF REPORTING PERSONS Corona Park Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	1,066,667 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0 shares of Common Stock
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,066,667 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	519,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,667 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.67% (based on 8,445,016 shares of the issuer’s common stock outstanding as of March 9, 2018, as disclosed in the issuer’s Annual Report on Form 10-K for the period ended December 31, 2017 filed on March 15, 2018.)

14	TYPE OF REPORTING PERSON OO (LLC)

(1) Consists of (i) 519,000 shares of common stock held directly by Evercel Holdings LLC and (ii) 1,066,667 shares of common stock issuable upon conversion of a convertible note held directly by SHSP Holdings, LLC that is convertible within 60 days of the date hereof. Corona Park Investment Partners, LLC is a member of Evercel Holdings LLC and is a member and the manager of SHSP Holdings, LLC.

1	NAME OF REPORTING PERSONS Daniel Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER	1,066,667 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0 shares of Common Stock
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,066,667 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	519,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,667 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.67% (based on 8,445,016 shares of the issuer’s common stock outstanding as of March 9, 2018, as disclosed in the issuer’s Annual Report on Form 10-K for the period ended December 31, 2017 filed on March 15, 2018.)

14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 519,000 shares of common stock held directly by Evercel Holdings LLC and (ii) 1,066,667 shares of common stock issuable upon conversion of a convertible note held directly by SHSP Holdings, LLC that is convertible within 60 days of the date hereof. Daniel Allen is the manager of Corona Park Investment Partners, LLC.

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of SharpSpring, Inc. (the “Company”). The principal executive office of the Company is located at 550 SW 2nd Avenue, Gainesville, FL 32601.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of SHSP Holdings LLC, a Delaware limited liability company (“SHSP Holdings”), Evercel, Inc., a Delaware corporation (“Evercel”), Corona Park Investment Partners, LLC, a Delaware limited liability company (“CPIP”), and Daniel Allen (“Allen,” and together with SHSP Holdings and CPIP, collectively, the “Reporting Persons”) and serves as an amendment to the Schedule 13G previously filed by Evercel and CPIP. CPIP is a member of Evercel Holdings LLC and is a member and sole manager of SHSP Holdings. Allen is the manager of CPIP. Evercel is a member and the manager of Evercel Holdings LLC and is a member of SHSP Holdings. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit I, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The business address of Evercel, SHSP Holdings, CPIP and Allen is 228 Park Avenue South; Suite 90959, New York, NY 10003.

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 28, 2018, the Company entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with SHSP Holdings, pursuant to which the Company issued to SHSP Holdings a Convertible Promissory Note in the aggregate principal amount of $8,000,000 (the “Note”). SHSP Holdings purchased the Note with funds received from Evercel in consideration for Evercel receiving membership interests in SHSP Holdings.

Item 4. Purpose of Transaction

A more detailed description of the transactions described in this Item 4 is provided in the Company’s Current Report on Form 8-K filed on March 28, 2018 (the “March 8-K”).

On March 28, 2018, the Company entered into the Purchase Agreement with SHSP Holdings, pursuant to which the Company issued to SHSP Holdings the Note. The Note Purchase Agreement contains customary representations, warranties and covenants of the Company and SHSP Holdings.

Simultaneously with the execution of the Note Purchase Agreement and the issuance of the Note, on March 28, 2018, the Company entered into the Investors’ Rights Agreement (the “Investors’ Rights Agreement”) by and among the Company, SHSP Holdings and two management stockholders of the Company, Richard A. Carlson and Travis Whitton (the “Management Stockholders”). Under the Investors’ Rights Agreement, SHSP Holdings has customary demand and piggyback registration rights with respect to the shares of Common Stock issued or issuable upon conversion of the Note and, under specified conditions, held by members of SHSP Holdings. In addition, SHSP Holdings will have the right to designate one person for election to the Company’s Board of Directors for as long as SHSP Holdings continues to hold any of the Notes (as defined below), and the Company agreed to use its reasonable best efforts to cause such person to be elected to the Company’s Board of Directors at each annual meeting of the Company’s stockholders. The Management Stockholders also agreed under the Investors’ Rights Agreement, for so long as SHSP Holdings continues to hold any Notes and the respective Management Stockholders remain employed by the Company, to limit their sales of Common Stock to specified aggregate values. The Company further agreed, so long as any Notes are outstanding, to limit its outstanding senior indebtedness to 18.6% of the Company’s trailing 12-month revenue, based on the Company’s current credit facility limit as a percentage of trailing 12-month revenue.

Pursuant to the Note Purchase Agreement, Company issued the Note to SHSP Holdings on March 28, 2018 (the “Issue Date”). Interest on the Note will accrue at a rate of 5.0% per annum, beginning on the Issue date until the principal amount and all accrued but unpaid interest shall have been paid or converted into shares of Common Stock. The Note is an unsecured debt obligation of the Company, subordinate to the Company’s senior credit facility and subject to a Subordination Agreement by and between SHSP Holdings and Western Alliance Bank dated as of March 28, 2018.

The Note will be due and payable on the fifth anniversary of the Issuance Date (the “Maturity Date”). Interest under the Note will be due and payable on each anniversary of the Issuance Date, and will be paid by the issuance of additional convertible promissory notes of like tenor to the Note (each, a “PIK Note” and, together with the Note, the “Notes”) with a principal amount equal to the accrued interest being paid by delivery of such PIK Note. Except under limited circumstances as described in the Note, the Company may not prepay any amounts under any of the Notes without the prior written consent of SHSP Holdings. At the Maturity Date, the Company may elect to convert all outstanding Notes into shares of Common Stock at a conversion price equal to 80% of the volume weighted average closing price of the Common Stock for the 30 trading days prior to and including the Maturity Date. The Company will have the right to extend the Maturity Date for up to six months on up to three separate occasions, during which time interest would accrue on the outstanding principal amount of the Note at a rate of 10% per annum.

The principal amount of the Note and any accrued interest thereon may be converted, in whole or in part, into shares of Common Stock at any time prior to the Maturity Date at a conversion price of $7.50 per share, subject to customary adjustments (the “Conversion Price”). If the closing price of the Common Stock exceeds 175% of the Conversion Price for a period of 120 consecutive trading days, the Company will have the right to convert all of the outstanding Notes, provided that immediately prior to such conversion the Company will be required to issue to SHSP Holdings any PIK Notes that would have been issued under the Note had it remained outstanding through the Maturity Date, and all such PIK Notes will be included in the conversion.

In the event of a Change in Control (as defined in the Note) of the Company prior to the Maturity Date, the Company would be required to issue to SHSP Holdings any additional PIK Notes as would have been issued if the Note had remained outstanding through the Maturity Date, and SHSP Holdings will have the right, at its option, to (i) convert the Note, in whole or in part, into the consideration receivable by holders of Common Stock in the Change in Control transaction, or (ii) require the Company or its successor to pay the outstanding principal amount and all accrued interest on the Note concurrently with the consummation of the Change in Control transaction.

The Note contains an “exchange cap” pursuant to which the Company and SHSP Holdings have agreed that SHSP Holdings will not attempt to convert any portion of the Note, and the Company will not issue to SHSP Holdings any Common Stock upon any attempted conversion of the Note, if the number of shares of Common Stock issuable upon such conversion, plus (i) the number of shares of Common Stock issued pursuant to conversions prior thereto and (ii) the number of shares of Common Stock beneficially owned by any affiliate of SHSP Holdings would (x) equal 20% or more of the number of the outstanding shares of Common Stock or (y) represent 20% or more of the total voting power of the Company’s securities outstanding immediately after giving effect to such issuance that are entitled to vote on a matter being voted on by holders of the Common Stock, unless and until the Company obtains stockholder approval permitting such issuance. The Company has agreed to seek stockholder approval of the issuance of the Common Stock to SHSP Holdings upon conversion of the Notes at its next annual meeting of stockholders and at subsequent stockholder meetings as and if necessary.

The Note contains customary events of default, as defined in the Note (each, an “Event of Default”). If any Event of Default occurs, then, at any time thereafter and while such Event of Default is continuing, SHSP Holdings may declare the entire outstanding principal amount of the Note and all accrued but unpaid interest to be immediately due and payable.

Item 5. Interest in Securities of the Issuer

(a)  Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information assumes the full conversion of Note and 8,445,016 shares of the Company’s Common Stock outstanding.  Based on these assumptions, SHSP Holdings has the power to vote approximately 11.21% of the Common Stock, CPIP and Allen have the power to vote approximately 16.67% of the Common Stock and Evercel has the power to vote approximately 6.15% of the Common Stock.

(b)  Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information assumes the full conversion of Note and 8,445,016 shares of the Company’s Common Stock outstanding.  Based on these assumptions, SHSP Holdings has the power to vote approximately 11.21% of the Common Stock, CPIP and Allen have the power to vote approximately 16.67% of the Common Stock and Evercel has the power to vote approximately 6.15% of the Common Stock.

(c)  Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
4.1	Form of Convertible Promissory Note, attached as Exhibit A to the Note Purchase Agreement (Incorporated by reference to Exhibit 4.1 on SharpSpring, Inc.’s Form 8-K filed on March 28, 2018)
4.2
Form of Investors’ Rights Agreement by and among SharpSpring, Inc., SHSP Holdings, LLC and the Management Stockholders signatory thereto, attached as Exhibit B to the Note Purchase Agreement (Incorporated by reference to Exhibit 4.2 on SharpSpring, Inc.’s Form 8-K filed on March 28, 2018)

4.3
Form of Subordination Agreement by and between SHSP Holdings, LLC and Western Alliance Bank, attached as Exhibit C to the Note Purchase Agreement (Incorporated by reference to Exhibit 4.3 on SharpSpring, Inc.’s Form 8-K filed on March 28, 2018)

10.1	Convertible Note Purchase Agreement among SharpSpring, Inc. and SHSP Holdings, LLC (Incorporated by reference to Exhibit 10.1 on SharpSpring, Inc.’s Form 8-K filed on March 28, 2018)
99.1	Joint Filing Agreement, dated April 9, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Evercel, Inc.

By:	/s/ Daniel Allen
Name: Daniel Allen
Title: President

SHSP Holdings, LLC

By:	Corona Park Investment Partners, LLC

By:	/s/ Daniel Allen
Name: Daniel Allen
Title: Manager

Corona Park Investment Partners, LLC

By:	/s/ Daniel Allen
Name: Daniel Allen
Title: Managing Partner

/s/ Daniel Allen

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.